UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013
Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                              to
Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
United Rentals 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, Connecticut 06902

ANNUAL REPORT ON FORM 11-K
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
United Rentals 401(k) Investment Plan
For the Fiscal Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K
United Rentals 401(k) Investment Plan
Financial Statements
and Supplemental Schedule
For the Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm
The Audit Committee of United Rentals, Inc.
We have audited the accompanying statements of net assets available for benefits of United Rentals 401(k) Investment Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Rentals 401(k) Investment Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Stamford, Connecticut
June 16, 2014

United Rentals 401(k) Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets:
Cash	$—	$84,094,275
Investments, at fair value:
United Rentals, Inc. Common Stock	11,334,117	6,846,377
Mutual Funds:
American Century Inflation-Adjusted Bond Inst Fund	500,691	1,146,441
American Funds AMCAP R5 Fund	—	17,329,811
Principal Capital Appreciation Inst Fund	—	1,225,026
Edge Asset Management Equity Income Inst Fund	38,121,779	14,930,859
Neuberger Berman Socially Responsive A Fund	—	81,491
American Beacon Small Cap Value Institutional Fund	—	8,697,409
Columbia Acorn A Fund	—	4,560,791
Eagle Small Cap Growth R5 Fund	—	6,676,766
Perkins Mid Cap Value T Fund	—	3,947,717
American Funds EuroPacific Growth R4 Fund	28,292,805	14,717,450
American Funds New Perspective R4 Fund	—	8,518,244
Oppenheimer Developing Markets Y Fund	1,280,996	461,579
PIMCO Total Return Fund, Institutional	15,245,330	22,404,154
T. Rowe Price Blue Chip Growth Fund	49,731,664	21,180,617
T. Rowe Price New Horizons Fund	40,787,068	20,948,007
T. Rowe Price Retirement Income Fund	1,472,927	1,432,209
T. Rowe Price Retirement 2005 Fund	1,057,612	531,743
T. Rowe Price Retirement 2010 Fund	5,945,976	2,242,294
T. Rowe Price Retirement 2015 Fund	11,757,955	3,262,938
T. Rowe Price Retirement 2020 Fund	22,637,543	8,578,637
T. Rowe Price Retirement 2025 Fund	25,801,389	8,810,836
T. Rowe Price Retirement 2030 Fund	33,321,562	15,074,442
T. Rowe Price Retirement 2035 Fund	25,654,027	10,251,082
T. Rowe Price Retirement 2040 Fund	24,037,582	12,272,010
T. Rowe Price Retirement 2045 Fund	10,611,545	4,514,367
T. Rowe Price Retirement 2050 Fund	2,747,392	1,185,372
T. Rowe Price Retirement 2055 Fund	971,481	526,941
T. Rowe Price Small Cap Value Fund	16,527,660	4,330,982
Vanguard Bond Market Index Fund	2,674,500	705,977
Vanguard Institutional Index Fund	39,401,823	17,970,024
Vanguard International Stock Index Fund	2,231,487	159,263
Total mutual funds	400,812,794	238,675,479
Common Collective Trust	64,079,563	38,752,751
Pooled Separate Accounts:
Principal Large Cap S&P 500 Index	—	11,728,132
Principal Mid Cap S&P 400 Index	2,479,748	1,613,962
Principal Small Cap S&P 600 Index	1,958,935	1,375,230
Total pooled separate accounts	4,438,683	14,717,324
Total investments at fair value	480,665,157	298,991,931
Receivables:

Notes receivable from participants	20,560,032	19,138,467
Company contributions receivable	24	29,662
Participants' contributions (payable) receivable	(22)	16,403
Total receivables	20,560,034	19,184,532
Net assets at fair value less costs to sell, if significant	501,225,191	402,270,738
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(387,853)	(889,929)
Net assets available for benefits	$500,837,338	$401,380,809
See accompanying notes.

United Rentals 401(k) Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions
Contributions:
Participants	$36,179,769	$17,451,015
Company	14,919,078	5,022,500
Rollovers	3,477,172	1,646,679

Investment income:
Dividend income	4,541,185	5,610,192
Net realized and unrealized appreciation in fair value of investments	84,081,040	24,066,040
Interest income from participants' notes receivable	869,237	545,988
Transfers	—	161,926,241
	144,067,481	216,268,655

Deductions
Benefits paid directly to participants	(44,464,402)	(26,489,855)
Administrative fees	(146,550)	(39,350)
Net increase	99,456,529	189,739,450

Net assets available for benefits, beginning of year	401,380,809	211,641,359
Net assets available for benefits, end of year	$500,837,338	$401,380,809

See accompanying notes.

United Rentals 401(k) Investment Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the United Rentals 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan, which was established by United Rentals, Inc. on May 1, 1998. United Rentals (North America), Inc. (the “Company” or “Plan Sponsor”) is the current Plan Sponsor. Effective January 1, 2013, all non-union employees are eligible to participate in the Plan following the completion of 30 days of service (provided they have reached the minimum age of 18 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants could elect to contribute up to 80% and 50% of their annual wages paid by the Company in 2013 and 2012, respectively, limited to $17,500 and $17,000 per year in 2013 and 2012, respectively (plus catch-up contributions for participants age 50 and over of $5,500 in 2013 and 2012), subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code (the “Code”). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.
The Company may contribute a discretionary amount, which is determined annually, to the Plan. The Company contributed 100% of the first 1% and 50% of the next 5% of each participant's compensation up to the maximum contribution of $3,000 during the year ended December 31, 2013. The Company contributed 50% of the first 6% of each participant's compensation up to the maximum contribution of $2,000 during the year ended December 31, 2012. Participants became eligible for Company matching contributions following 30 days of employment and three months of employment during 2013 and 2012, respectively.
Participant Accounts
Each participant account includes the participant's contribution, the Company's discretionary contribution, if any, assets transferred to the Plan from the participant's prior employer plan, the participant's share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant's account, and any expenses charged to the participant's account.
Vesting
Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon contributed before January 1, 2013 began vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Company contributions plus actual earnings thereon contributed after January 1, 2013 are 100% vested following two years of service. As discussed below, on April 30, 2012, the Plan Sponsor completed the acquisition of RSC Holdings Inc. ("RSC"). Prior company contributions for legacy RSC employees vest according to the vesting schedule established under the prior RSC plan, and are fully vested after either two or four years of service (including employment with RSC). Upon termination of employment, participants forfeit their non-vested balances. Forfeitures of terminated participants' non-vested accounts, which aggregated $969,285 and $177,178 for 2013 and 2012, respectively, are applied to reduce future Company contributions or to pay for Plan administrative expenses.
Investment Options
All of the Plan's investment options are fully participant directed. As previously disclosed, on April 30, 2012, the Plan Sponsor completed the acquisition of RSC. On December 31, 2012, the net assets of the RSC 401 (k) Savings Plan (the “RSC Plan”) of $161.9 million were transferred into the Plan, and T. Rowe Price Trust Company (“T. Rowe Price”) and Principal Trust Company ("Principal"), the trustee of the prior RSC Plan, were the trustees of the Plan. Effective January 1, 2013, Principal became the Plan's trustee.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms range from one to five years for personal loans and up to thirty years as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 4.25% to 10.00%. Principal and interest are paid ratably through payroll deductions.
Plan Merger
As previously disclosed, on April 30, 2012, the Plan Sponsor completed the acquisition of RSC. On April 30, 2012, RSC ceased to exist and United Rentals acquired the RSC Plan which was maintained throughout 2012 in its current state. On December 31, 2012, the net assets of the RSC Plan of $161.9 million were transferred into the Plan. The net assets transferred to the Plan are reflected on the statement of changes in net assets available for benefits as a transfer into the Plan.
The cash balance as of December 31, 2012 reported in the statement of net assets available for benefits reflects investments that were liquidated as of December 31, 2012 because the underlying investment options were no longer available in the Plan due to the change in trustee described below.

Change in Trustee and Recordkeeper
On December 31, 2012, T. Rowe Price and Principal, the trustee of the prior RSC Plan, were the trustees of the Plan, and T. Rowe Price was the Plan's recordkeeper. Effective January 1, 2013, all Plan assets held by T. Rowe Price were transferred to Principal and Principal became the Plan's recordkeeper and trustee.
Distributions and Withdrawals
Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Code and the regulations thereunder.
Administrative Expenses
A portion of the Plan's administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.
Investments and Income Recognition
The Plan's investments are stated at fair value as of the last trading date for the periods presented. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Fair Value Measurements below for further information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Fair Value Measurements
In accordance with U.S. generally accepted accounting principles, each of the Plan's fair value measurements is categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities include:

a)	quoted prices for similar assets or liabilities in active markets;

b)	quoted prices for identical or similar assets or liabilities in inactive markets;

c)	inputs other than quoted prices that are observable for the asset or liability;

d)	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
United Rentals, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust ("CCT"): The CCT is a fully benefit responsive collective investment trust held by Union Bond & Trust Company (“Union”). Union is a wholly-owned subsidiary of the Principal Financial Group. The CCT is presented on the statement of net assets available for benefits at fair value which differs from contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair value has been calculated based on the fair value of the underlying investment contracts in the CCT as reported by the issuer.
Pooled Separate Accounts ("PSAs"): The PSAs are valued at estimated fair values determined by the Trustee, which represent the net asset value of units held by the Plan at year end. The net asset value of a PSA is based on the fair value of its underlying investments and is not a publicly-quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. As of December 31, 2013 and 2012, there are no unfunded commitments related to the PSAs. The PSAs may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period.
Mutual funds: Valued at the quoted prices in an active market for the shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
As of December 31, 2013 and 2012, all of the Plan's assets that are measured at fair value were Level 1 or Level 2 assets. The following table presents the Plan's assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Fair Value December 31, 2013	Level 1	Level 2
United Rentals, Inc. Common Stock	$11,334,117	$11,334,117	$—
Common Collective Trust	64,079,563	—	64,079,563
Pooled Separate Accounts	4,438,683	—	4,438,683
Mutual Funds	400,812,794	400,812,794	—
Total investments at fair value	$480,665,157	$412,146,911	$68,518,246
	Fair Value December 31, 2012	Level 1	Level 2
United Rentals, Inc. Common Stock	$6,846,377	$6,846,377	$—
Common Collective Trust	38,752,751	—	38,752,751
Pooled Separate Accounts	14,717,324	—	14,717,324
Mutual Funds	238,675,479	238,675,479	—
Total investments at fair value	$298,991,931	$245,521,856	$53,470,075

During the years ended December 31, 2013 and 2012, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
U.S. generally accepted accounting principles require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

4. Investments
During 2013 and 2012, the Plan's investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2013	2012
American Beacon Small Cap Value Institutional Fund	$253,175	$—
American Century Inflation-Adjusted Bond Inst Fund	(91,715)	—
American Funds AMCAP R5 Fund	381,419	—
American Funds EuroPacific Growth R4 Fund	4,341,690	—
American Funds New Perspective R4 Fund	164,903	—
Columbia Acorn A Fund	116,510	—
Dodge & Cox International Stock Fund	—	1,792,793
Eagle Small Cap Growth R5 Fund	170,468	—
Edge Equity Income Inst Fund	7,020,867	—
Janus Perkins Mid Cap Value T Fund	79,558	—
Neuberger Berman Socially Responsive A Fund	1,866	—
Oppenheimer Developing Markets Y Fund	80,693	—
PIMCO Total Return Fund, Institutional	(744,844)	42,479
Principal Capital Appreciation Inst Fund	29,022	—
Principal LgCap S&P 500 Index Sep Acct	300,267	—
Principal MidCap S&P 400 Index Sep Acct	534,154	—
Principal SmallCap S&P 600 Index Sep Acct	473,440	—
T. Rowe Price Balanced Fund	—	893,905
T. Rowe Price Blue Chip Growth Fund	14,469,460	3,249,919
T. Rowe Price New Horizons Fund	13,389,287	1,341,579
T. Rowe Price Prime Reserve Fund	—	18
T. Rowe Price Retirement 2005 Fund	67,035	33,117
T. Rowe Price Retirement 2010 Fund	466,390	257,953
T. Rowe Price Retirement 2015 Fund	1,200,611	339,731
T. Rowe Price Retirement 2020 Fund	2,820,213	983,927
T. Rowe Price Retirement 2025 Fund	3,609,770	944,540
T. Rowe Price Retirement 2030 Fund	5,346,916	1,794,512
T. Rowe Price Retirement 2035 Fund	4,412,887	1,197,288
T. Rowe Price Retirement 2040 Fund	4,373,320	1,536,525
T. Rowe Price Retirement 2045 Fund	1,882,455	563,653
T. Rowe Price Retirement 2050 Fund	506,994	135,251
T. Rowe Price Retirement 2055 Fund	170,859	61,081
T. Rowe Price Retirement Income Fund	122,057	68,144
T. Rowe Price Small Cap Value Fund	3,844,297	517,990
T. Rowe Price Spectrum Bond Income Fund	—	664,237
T. Rowe Price Value Fund	—	2,844,557
Union Principal Stable Val Pref Fund	687,254	—
United Rentals, Inc. Common Stock	4,802,647	2,597,274
Vanguard Bond Market Index Fund	(97,187)	3,013
Vanguard Institutional Index Fund	8,707,062	2,194,728
Vanguard International Stock Index Fund	187,240	7,826
	$84,081,040	$24,066,040

5. Contingencies
The Company is subject to a number of claims and proceedings that generally arise in the ordinary conduct of its business.  Additional detail is provided in Note 14 to the Company’s consolidated financial statements included in its report on Form 10-K for the year ended December 31, 2013. Based on advice of counsel and available information and taking into account accruals where they have been established, management currently believes that any liabilities ultimately resulting from these ordinary course claims and proceedings will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows or the Plan’s financial statements.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
7. Related Party Transactions
Certain Plan investments are managed by Principal Funds Inc., Principal Life Insurance Company and Union (which are parties-in-interest). Certain Plan investments were managed by T. Rowe Price during the year ended December 31, 2012, and T. Rowe Price was a party-in-interest through December 31, 2012. All investment transactions with such parties-in-interest qualify as party-in-interest transactions and are exempt from the prohibited transactions rules. Fees paid by the Plan for the investment management services were $146,550 and $39,350 for the years ended December 31, 2013 and 2012, respectively.
At December 31, 2013 and December 31, 2012, the Plan had $11.3 million or 2.3%, and $6.8 million or 1.7%, respectively, of its total net assets invested in United Rentals, Inc. Common Stock.

8. Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$500,837,338	$401,380,809
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	387,853	889,929
Net assets available for benefits per the Form 5500	501,225,191	402,270,738

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Increase in net assets available for benefits per the financial statements	$99,456,529	$189,739,450
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(502,076)	889,929
Increase in net assets available for benefits per Form 5500	98,954,453	190,629,379

Supplemental Schedule
United Rentals 401(k) Investment Plan
EIN: 86- 0933835
Plan #: 001
Schedule H, Line 4(i)-Schedule of Assets Held for Investment (Held at End of Year)
December 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2013
American Century Investments	Inflation-Adjusted Bond Inst Fund	43,425	500,691
Edge Asset Management, Inc.	Equity Income Inst Fund	1,573,979	38,121,779
Oppenheimer	Developing Markets Y Fund	34,105	1,280,996
PIMCO	Total Return Fund, Institutional	1,426,130	15,245,330
American Funds Service Company	EuroPacific Growth R4 Fund	587,231	28,292,805
Principal Life Insurance Company*	MidCap S&P 400 Index Sep Acct	62,196	2,479,748
	SmallCap S&P 600 Index Sep Acct	45,957	1,958,935
T. Rowe Price Trust Company	Blue Chip Growth Fund	769,840	49,731,664
	New Horizons Fund	881,501	40,787,068
	Retirement Income Fund	99,657	1,472,927
	Small Cap Value Fund	328,125	16,527,660
	Retirement 2005 Fund	81,859	1,057,612
	Retirement 2010 Fund	333,669	5,945,976
	Retirement 2015 Fund	821,086	11,757,955
	Retirement 2020 Fund	1,110,228	22,637,543
	Retirement 2025 Fund	1,677,594	25,801,389
	Retirement 2030 Fund	1,474,405	33,321,562
	Retirement 2035 Fund	1,575,800	25,654,027
	Retirement 2040 Fund	1,026,808	24,037,582
	Retirement 2045 Fund	679,791	10,611,545
	Retirement 2050 Fund	210,367	2,747,392
	Retirement 2055 Fund	75,134	971,481
Vanguard	Bond Market Index Fund	253,267	2,674,500
	Institutional Index Fund	232,761	39,401,823
	International Stock Index Fund	66,413	2,231,487
Union Bond & Trust Company*	Principal Stable Val Pref Fund	3,281,368	64,079,563
United Rentals, Inc. *	United Rentals, Inc. Common Stock	145,402	11,334,117
			480,665,157
Participant loans*	Interest rates range from 4.25% to 10.00%		20,560,032
			$501,225,189
*Indicates party-in-interest to the Plan.
Note: The “Cost” column is not applicable because all the Plan's investment options are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
UNITED RENTALS 401(K) INVESTMENT PLAN

By:	/s/ Craig A. Pintoff
Name:	Craig A. Pintoff
Title:	Plan Administrator
June 16, 2014